Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2016

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2016 (the “Consolidated Financial Statements”) and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015. The date of this MD&A is May 13, 2016. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30
Three months ended (1)	2016	2015	2015	2015	2015	2014	2014	2014
Gross revenues (2)	$231	$273	$295	$360	$340	$473	$589	$656
Funds flow from operations	47	39	48	85	77	146	235	311
Basic per share	0.09	0.08	0.10	0.17	0.15	0.29	0.47	0.63
Diluted per share	0.09	0.08	0.10	0.17	0.15	0.29	0.47	0.63
Funds flow	89	7	14	47	112	137	231	298
Basic per share	0.18	0.01	0.03	0.09	0.22	0.28	0.47	0.61
Diluted per share	0.18	0.01	0.03	0.09	0.22	0.28	0.47	0.60
Net income (loss)	(100)	(1,606)	(764)	(28)	(248)	(1,772)	(15)	143
Basic per share	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29
Diluted per share	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29
Dividends declared	—	—	5	5	5	70	69	69
Per share	$—	$—	$0.01	$0.01	$0.01	$0.14	$0.14	$0.14
Production
Liquids (bbls/d) (3)	53,012	53,339	55,323	63,222	65,343	64,124	64,687	69,409
Natural gas (mmcf/d)	144	144	161	168	177	198	217	224

Total (boe/d)	77,010	77,398	82,198	91,164	94,905	97,143	100,839	106,706

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Calculation of Funds Flow and Funds Flow from Operations

	Three months ended March 31
(millions, except per share amounts)	2016	2015
Cash flow from operating activities	$61	$156
Change in non-cash working capital	26	(55)
Decommissioning expenditures	2	11

Funds flow	89	112
Monetization of foreign exchange contracts	(32)	(44)
Settlements of normal course foreign exchange contracts	—	(2)
Monetization of transportation commitment	(20)	—
Realized foreign exchange loss – debt maturities	—	6
Carried operating expenses (1)	4	3
Restructuring charges	6	2

Funds flow from operations	$47	$77

Per share – funds flow
Basic per share	$0.18	$0.22
Diluted per share	0.18	0.22
Per share – funds flow from operations
Basic per share	0.09	0.15
Diluted per share	$0.09	$0.15

(1)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.

The decrease in funds flow compared to the prior quarter is mainly due to lower revenues as a result of a weaker commodity price environment and lower production volumes due to asset dispositions.

During the first quarter of 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and it permanently disposed of a pipeline commitment it had and received $20 million of proceeds from the sale.

Business Strategy

During the first quarter of 2016, the Company continued to advance on its core strategies as it focuses on debt reduction and the long-term sustainability of the Company. All key targets came in ahead of expectations during the quarter as follows:

•	Targeting its capital expenditures to be within funds flow from operations at current commodity prices. During the first quarter, funds flow from operations totaled $47 million compared to capital expenditures of $18 million. As commodity prices fluctuate, the Company intends to continue to assess its development plans and adjust activity accordingly.

•	Continued focus on cost reductions. The Company completed further staff reductions during the first quarter and continued to focus on several operating cost initiatives which resulted in a per boe of $13.02 during the first quarter, well ahead of forecast. General & Administrative (“G&A”) costs per boe also came in ahead of expectations averaging $1.97.

•	Rationalize assets and focus operations on its core, light-oil areas. The Company closed dispositions for total proceeds of $33 million during the first quarter of 2016 and in April 2016 closed the Slave Point disposition for total proceeds of $148 million, subject to closing adjustments. The Company has the ability to offer these proceeds as a debt pre-payment to its lenders and will assess this during the second quarter of 2016. In 2015, the Company applied $800 million of disposition proceeds received against debt. The Company will continue to pursue additional asset sales as a means to further reduce debt and focus its operations.

•	Debt reduction. As outlined above, the Company’s core strategies have contributed to its overall goal of de-levering its balance sheet and the Company will continue to work on several initiatives to further reduce debt levels.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Penn West has made significant progress both operationally and financially over the past two years in an effort to strengthen its balance sheet. The Company will continue to seek improvements in its cost structure and its debt levels so that it is well positioned to move forward once commodity prices recover.

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West realized prices for the last five quarters.

	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Benchmark prices
WTI crude oil ($US/bbl)	$33.45	$42.18	$46.43	$57.94	$48.63
Edm mixed sweet par price (CAD$/bbl)	40.67	52.85	56.17	67.93	51.76
NYMEX Henry Hub ($US/mcf)	2.09	2.27	2.77	2.64	2.98
AECO Monthly Index (CAD$/mcf)	1.97	2.56	2.85	2.66	2.95

Penn West average sales price (1)
Light oil (CAD$/bbl)	37.44	50.20	52.60	64.56	49.82
Heavy oil (CAD$/bbl)	14.76	25.40	31.20	46.44	30.20
NGL (CAD$/bbl)	12.75	19.53	15.24	17.40	20.31
Total liquids (CAD$/bbl)	29.86	42.16	44.83	55.85	42.97
Natural gas (CAD$/mcf)	1.96	2.54	2.99	2.78	3.08

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(3.69)	(2.46)	(3.42)	(2.86)	(6.80)
WTI - WCS Heavy ($US/bbl)	$(14.24)	$(14.49)	$(13.27)	$(11.59)	$(14.73)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

Crude oil prices continued to decline in the early part of the first quarter of 2016 as increased supply and weak demand moved prices below US$30 per barrel. Crude oil prices strengthened later in the quarter as major OPEC and non-OPEC countries discussed supply restrictions; however, this was tempered by continued high inventory levels.

Canadian light oil differentials weakened from the fourth quarter of 2015 averaging US$3.69 per barrel below WTI for the quarter. Heavy oil differentials traded within US$0.60 per barrel averaging US$14.24 below WTI for the quarter.

As at March 31, 2016, the Company has the following hedging positions in place:

Reference Price	Term	Price ($/Barrel)		Volume (Barrels/day)
WTI	Apr 2016 – Dec 2016	CAD $	72.08	5,000
WTI	Apr 2016 – Jun 2016	CAD $	68.25	2,000
WTI	Jul 2016 – Sep 2016	CAD $	66.05	1,000
WTI	Oct 2016 – Dec 2016	CAD $	67.05	1,000
WTI	Jan 2017 – Mar 2017	CAD $	69.37	3,000

Natural Gas

NYMEX Henry Hub natural gas prices continued their downward trend through the quarter as warm weather in key markets caused higher than average storage levels as the market approached the end of the withdrawal season. The Henry Hub prompt month price started the quarter at US$2.37 per MMBtu and ended trading for the quarter at US$1.96 per MMBtu averaging US$2.09 per MMBtu for the first quarter.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

AECO pricing declined further compared to NYMEX as TCPL restrictions were lifted which resulted in additional production volumes in the market. High storage levels also contributed to further downward pressure on AECO prices. At the start of the first quarter the AECO Index price traded at $2.31 per mcf declining to $1.66 per mcf near the end of the quarter and AECO daily pricing averaging $1.33 per mcf in March.

Penn West had the following financial hedging positions in place for natural gas as at March 31, 2016.

Reference Price	Term	Price ($/mcf)		Volume (mcf/day)
AECO	Apr 2016 – Dec 2016	CAD $	3.05	14,000
AECO	Apr 2016 – Dec 2016	CAD $	2.69	4,700

Average Sales Prices

	Three months ended March 31
	2016	2015	% change
Light oil (per bbl)	$37.44	$49.82	(25)
Commodity gain (per bbl) (1)	11.25	2.15	>100

Light oil net (per bbl)	48.69	51.97	(6)

Heavy oil (per bbl)	14.76	30.20	(51)

NGL (per bbl)	12.75	20.31	(37)

Natural gas (per mcf)	1.96	3.08	(36)
Commodity gain (per mcf) (1)	0.28	1.28	(78)

Natural gas net (per mcf)	2.24	4.36	(49)

Weighted average (per boe)	24.22	35.34	(31)
Commodity gain (per boe) (1)	5.75	3.44	67

Weighted average net (per boe)	$29.97	$38.78	(23)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2016	2015	% change
Light oil (bbls/d)	35,717	45,855	(22)
Heavy oil (bbls/d)	12,440	12,895	(4)
NGL (bbls/d)	4,855	6,593	(26)
Natural gas (mmcf/d)	144	177	(19)

Total production (boe/d)	77,010	94,905	(19)

Production volumes were considerably ahead of the Company’s expectations in the first quarter of 2016 primarily due to exceptional well performance in the Cardium and Viking areas. The Company has continued to experience production results on its second half 2015 development program significantly higher than type curve estimates. Additionally, a lower amount of production volumes were shut-in than previously anticipated which also contributed to the strong result. These factors have resulted in the Company maintaining its 2016 average production target of 60,000 – 64,000 per boe, after the effect of the property dispositions during the first quarter of 2016 and the Slave Point disposition that was closed in April 2016.

Penn West’s production levels were lower than the comparative periods mainly due to non-core property dispositions that were closed in 2015 as the Company made progress on its planned disposition strategy and continued to reduce debt levels.

Netbacks

	Three months ended March 31
				2016	2015
	Light Oil and NGL	Heavy Oil	Natural Gas	Combined	Combined
	(bbl)	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price (1)	$34.49	$14.76	$1.96	$24.22	$35.34
Commodity gain (2)	9.90	—	0.28	5.75	3.44
Royalties	(2.68)	(0.72)	0.25	(1.07)	(4.30)
Transportation	(1.19)	(2.29)	(0.34)	(1.63)	(1.35)
Operating costs (3)	(14.62)	(14.76)	(1.57)	(13.02)	(18.61)

Netback	$25.90	$(3.01)	$0.58	$14.25	$14.52

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	40,572	12,440	144	77,010	94,905

(1)	Excluded from the netback calculation in 2016 was $22 million of other income, mainly relating to the proceeds received by the Company from permanently disposing a pipeline commitment.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $4 million or $0.52 per boe (2015 - $3 million or $0.36 per boe).

During the first quarter of 2016, the Company’s netbacks continued to be affected by the significant decreases in commodity prices, particularly heavy oil. This was partially offset by successful cost reduction initiatives which resulted in lower operating costs, increased commodity gains due to the Company’s active hedging program and a reduction in royalties due to the lower commodity price environment.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended March 31
(millions)	2016	2015	% change
Light oil and NGL	$185	$235	(21)
Heavy oil	17	35	(51)
Natural gas	29	70	(59)

Gross revenues (1)	$231	$340	(32)

(1)	Includes realized risk management gain on commodity contracts which totaled $40 million for the three months ended March 31, 2016 (2015 - $29 million).

Gross revenues have decreased from the comparative period as a result of a significant decrease in the commodity price environment and lower production volumes due to non-core asset dispositions that were closed in 2015. This was partially offset by the weakening of the Canadian dollar compared to the US dollar from the prior year.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – March 31, 2015	$340
Decrease in light oil and NGL production	(16)
Decrease in light oil and NGL prices (1)	(34)
Decrease in heavy oil production	(1)
Decrease in heavy oil prices	(17)
Decrease in natural gas production	(13)
Decrease in natural gas prices (1)	(28)

Gross revenues – January 1 – March 31, 2016	$231

(1)	Includes realized risk management gains and losses on commodity contracts.

Royalties

	Three months ended March 31
	2016	2015	% change
Royalties (millions)	$7	$37	(81)
Average royalty rate (1)	4%	12%	(8)
$/boe	$1.07	$4.30	(75)

(1)	Excludes effects of risk management activities.

Royalties have decreased from the comparative period primarily due to a decrease in the commodity price environment and the impact of asset disposition activity completed in 2015. Additionally during the first quarter of 2016, the Company settled outstanding royalty audits which resulted in the release of a $6 million provision that was no longer required. Excluding this impact the average royalty rate for the quarter would have been seven percent.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Expenses

	Three months ended March 31
(millions)	2016	2015	% change
Operating	$95	$162	(41)
Transportation	11	11	—
Financing	40	37	8
Share-based compensation	$3	$—	100

	Three months ended March 31
(per boe)	2016	2015	% change
Operating (1)	$13.02	$18.61	(30)
Transportation	1.63	1.35	21
Financing	5.70	4.31	33
Share-based compensation	$0.38	$0.01	100

(1)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $4 million or $0.52 per boe (2015 - $3 million or $0.36 per boe).

Operating

In 2016, the Company successfully progressed on a number of strategies to reduce operating costs, with a specific focus on reducing repair & maintenance and workover activities. These efforts, combined with favorable weather conditions during the first quarter led to current and prior estimates coming in below the Company’s initial expectations. The Company’s production results for the first quarter of 2016, which were ahead of its expectations, also supported the reduced per boe figure. Penn West will continue to review its operations and seek further improvements in its cost structure as it moves forward. Due to the strong result in the first quarter of 2016 the Company is reducing its annual operating cost per boe target for 2016 to $17.00 - $18.00 per boe, from $18.00 - $18.75 per boe, despite several required maintenance and turnaround activities in the second half of 2016.

Operating costs were also lower from the comparative periods as a result of the Company’s asset disposition program which has removed several non-core, high operating cost properties from its portfolio and a decline in labour costs due to reduced staff levels over the past year.

Operating expenses for the first three months of 2016 included a realized loss of $2 million (2015 – $5 million loss) on electricity contracts.

Financing

At March 31, 2016, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain financial ratios. At March 31, 2016, the Company had $686 million of unused credit capacity available.

At March 31, 2016, the value of the Company’s senior notes was $1.4 billion (December 31, 2015 – $1.5 billion). There were no senior notes issued in either 2016 or 2015.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Summary information on our senior notes outstanding is as follows at March 31, 2016:

	Issue date	Amount (millions)	Term	Average interest rate (1)		Weighted average remaining term
2007 Notes	May 31, 2007	US$194	8 – 15 years	7.86%		2.3
2008 Notes	May 29, 2008	US$334, CAD$30	8 – 12 years	8.24%		1.7
UK Notes	July 31, 2008	£34	10 years	6.95	%(2)	2.3
2009 Notes	May 5, 2009	US$64(3), £14, €6	5 – 10 years	10.53	%(4)	2.2
2010 Q1 Notes	March 16, 2010	US$148	5 – 15 years	7.68%		3.4
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$121, CAD$27	5 – 15 years	6.94%		5.4
2011 Notes	November 30, 2011	US$76, CAD$16	5 – 10 years	6.49%		4.0

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.95 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 11.15 percent and 11.22 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt structure includes short-term financings under its syndicated bank facility and long-term financing through its senior notes. Financing charges in 2016 increased compared to 2015 as there was a higher balance drawn under the Company’s syndicated bank facility. Additionally, in May 2015, the Company finalized amended agreements with the lenders under its syndicated bank facility and with the holders of its senior notes which resulted in amended financial covenants and led to increases in the fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at March 31, 2016, 25 percent (December 31, 2015 – 24 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted Share Unit Plan (“RSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended March 31
(millions)	2016	2015	% change
Options	$1	$1	—
RSU – liability method	1	(1)	>100
RSU – equity method	1	—	100

Share-based compensation	$3	$—	100

The share price used in the fair value calculation of the RSU plan under the liability method, PSU and DSU obligations at March 31, 2016 was $1.20 (March 31, 2015 – $2.09). Share-based compensation related to the DSU and PSU was insignificant in both periods.

General and Administrative Expenses

	Three months ended March 31
(millions, except per boe amounts)	2016	2015	% change
Gross	$20	$38	(47)
Per boe	2.88	4.42	(35)
Net	14	22	(36)
Per boe	$1.97	$2.55	(23)

During 2015 and in early 2016, the Company continued to focus its operations and aligned its organizational structure to current activity levels which resulted in a reduction in its workforce and a lower cost structure. In 2016, Penn West also released its 2015 bonus provision totaling $2 million which contributed to the decrease. The Company is continuing to forecast 2016 G&A per boe figure at $2.50 - $2.90.

Restructuring Expense

	Three months ended March 31
(millions, except per boe amounts)	2016	2015	% change
Restructuring	$6	$2	>100
Per boe	$0.82	$0.21	>100

During the first quarter of 2016, Penn West decreased its workforce in light of lower current activity levels and the weak commodity price environment resulting in increased restructuring expenses.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Depletion, Depreciation, Impairment and Accretion

	Three months ended March 31
(millions, except per boe amounts)	2016	2015	% change
Depletion and depreciation (“D&D”)	$132	$181	(27)
D&D expense per boe	18.78	21.21	(11)

Impairment	132	—	100
Impairment per boe	18.75	—	100

Accretion of decommissioning liability	7	9	(22)
Accretion expense per boe	$1.06	$1.10	(4)

D&D expense decreased from the comparative period mainly due to impairment charges in 2015 and asset disposition activity as the Company progressed on several initiatives to strengthen its balance sheet and focus its operations.

During the first quarter of 2016, Penn West announced it had entered into a definitive sale agreement to sell certain assets located in the Slave Point area of Northern Alberta. As the sale was not closed by March 31, 2016, these assets were classified as held for sale and an impairment test was required. As the book value of these assets exceeded the fair value received a non-cash impairment charge of $96 million ($132 million before-tax) was recorded. Subsequent to quarter-end, on April 15, 2016, the transaction closed for proceeds of $148 million, subject to closing adjustments. The Company is committed to pursuing additional asset sales as it continues to focus on debt reduction.

Taxes

	Three months ended March 31
(millions)	2016	2015	% change
Deferred tax recovery	$58	$24	>100

The deferred income tax recovery recorded during the first quarter of 2016 was primarily the result of the non-cash impairment charges recorded on assets held for sale.

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended March 31
	2016	2015	% change
Realized foreign exchange loss on debt maturities	$—	$(6)	(100)
Unrealized foreign exchange gain (loss)	89	(168)	>(100)

Foreign exchange gain (loss)	$89	$(174)	>(100)

The unrealized gain in 2016 is due to the strengthening of the Canadian dollar relative to the US dollar during the quarter.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Net Loss

	Three months ended March 31
(millions, except per share amounts)	2016	2015	% change
Net loss	$(100)	$(248)	(60)
Basic per share	(0.20)	(0.49)	(59)
Diluted per share	$(0.20)	$(0.49)	(59)

The net loss in the first quarter of 2016 was primarily due to a non-cash impairment charge as a result of classifying the Slave Point properties as assets held for sale. This was partially offset by unrealized foreign exchange gains due to the strengthening of the Canadian dollar compared to the US dollar.

Capital Expenditures

	Three months ended March 31
(millions)	2016	2015	% change
Drilling and completions	$16	$129	(88)
Facilities and well equipping	16	60	(73)
Geological and geophysical	2	2	—
Corporate	—	3	(100)
Carried capital by partners	(16)	(3)	>100

Development and exploration capital expenditures (1)	18	191	(91)
Property dispositions, net	(33)	(1)	>100

Total capital expenditures	$(15)	$190	>(100)

(1)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In 2016, the Company reduced its capital program as a result of the low commodity price environment as the Company is targeting its expenditures to be largely within funds flow from operations. Capital activities in the first quarter were focused on completion and tie-in activities within the Viking and development activity within the Peace River Oil Partnership where the Company has the full support of its joint venture partner and is carried on a portion of its capital expenditures.

The Company advanced its asset disposition program during the first quarter of 2016 closing minor property dispositions. Additionally, it entered into a transaction to sell assets located in the Slave Point area of Northern Alberta for proceeds of $148 million which closed in April 2016.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended March 31
(millions)	2016	2015	% change
E&E capital expenditures	$—	$7	(100)

During 2016, E&E capital expenditures were insignificant as the Company reduced capital activity levels as a result of the low commodity price environment.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Gain on asset dispositions

	Three months ended March 31
(millions)	2016	2015	% change
Gain on asset dispositions	$1	$—	100

In the first quarter of 2016, Penn West completed a number of minor non-core asset dispositions as it continued to reduce outstanding debt and focus its asset portfolio.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	March 31, 2016		December 31, 2015
(millions)		%		%
Common shares issued, at market (1)	$603	24	$588	22
Bank loans and long-term notes	1,858	73	1,940	71
Working capital deficiency (2)(3)	72	3	182	7

Total enterprise value	$2,533	100	$2,710	100

(1)	The share price at March 31, 2016 was $1.20 (December 31, 2015 - $1.17 per share).
(2)	Excludes the current portion of deferred funding asset, risk management, long-term debt and decommissioning liability.
(3)	The 2016 figure includes a $4 million working capital deficiency related to assets classified as held for sale.

Dividends

	Three months ended March 31
(millions, except per share amounts)	2016	2015	% change
Dividends declared	$—	$5	(100)
Per share	—	0.01	(100)

Dividends paid (1)	$—	$70	(100)

(1)	Includes amounts funded by the dividend reinvestment plan.

On September 1, 2015, Penn West announced that its Board of Directors approved the suspension of the dividend until further notice, following the October 15, 2015 payment.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Penn West’s dividend level could change based on these and other factors and is subject to the approval of its Board of Directors. For further information regarding the Company’s dividend policy, including the factors that could affect the amount of quarterly dividend that it pays, if any, and the risks relating thereto, see “Dividends and Dividend Policy – Dividend Policy” in its Annual Information Form, which is available on its website at www.pennwest.com, on the SEDAR website at www.sedar.com, and on the EDGAR website at www.sec.gov.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

If the current low commodity price environment continues, the Company anticipates it will not be in compliance with certain of its existing financial covenants by the end of the second quarter of 2016. The Company is engaged in negotiations with its lenders to amend these financial covenants prior to the end of the second quarter of 2016, which if successful will mitigate the risk of default in 2016 and further into the future at prevailing commodity price levels. In order to reduce this risk of default, the Company is continuing to pursue additional asset dispositions and is considering several other options which include obtaining additional sources of capital from strategic investors. As there is the potential that the Company will not be in compliance with its financial covenants at the end of the second quarter of 2016, there is a risk of default under the Company’s bank facility and noteholder agreements. This has resulted in uncertainty on the Company’s ability to continue as a going concern.

The Company has a number of covenants related to its syndicated bank facility and senior notes. On March 31, 2016, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	March 31, 2016
Senior debt to EBITDA (1)	Less than 5:1	4.4
Total debt to EBITDA (1)	Less than 5:1	4.4
Senior debt to capitalization	Less than 50%	40%
Total debt to capitalization	Less than 55%	40%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

The table below outlines the Company’s senior debt to EBITDA calculation as at March 31, 2016:

	Three months ended				Trailing 12 months
	Mar. 31	Dec. 31	Sep. 30	Jun 30	Mar. 31
(millions, except ratios)	2016	2015	2015	2015	2016
Funds Flow	$89	$7	$14	$47	$157
Financing	40	42	40	43	165
Realized gain on foreign exchange hedges on prepayments	—	(9)	(6)	(3)	(18)
Realized foreign exchange loss – debt prepayments	—	64	15	44	123
Restructuring expenses	6	6	22	3	37

EBITDA	$135	$110	$85	$134	$464
EBITDA contribution from assets sold (1)					(35)

EBITDA as defined by debt agreements					$429

Long-term debt					$1,858
Letters of credit – financial (2)					11

Total senior debt					$1,869

Senior debt to EBITDA					4.4

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Letters of credit that are classified as financial are included in the senior debt calculation per the debt agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. During 2015, Penn West had closed $800 million in asset dispositions with the proceeds used for debt prepayments to its noteholders and syndicated bank facility.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Financial Instruments

The Company had the following financial instruments outstanding as at March 31, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated bank facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	14,000 mcf/d	Apr/16 – Dec/16	$3.05/mcf	$6
AECO Swaps	4,700 mcf/d	Apr/16 – Dec/16	$2.69/mcf	1

Crude Oil
WTI Swaps	2,000 bbl/d	Apr/16 – Jun/16	$68.25/bbl	3
WTI Swaps	1,000 bbl/d	Jul/16 – Sep/16	$66.05/bbl	1
WTI Swaps	1,000 bbl/d	Oct/16 – Dec/16	$67.05/bbl	1
WTI Swaps	5,000 bbl/d	Apr/16 – Dec/16	$72.08/bbl	28
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$69.37/bbl	3

Electricity swaps
Alberta Power Pool	25 MW	Apr/16 – Dec/16	$49.90/MWh	(3)

Crude oil assignment
18 – month term	10,000 boe/d	Apr/16 – May/16	Differential WCS (Edm) vs. WCS (USGC)	1

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$25	2017	1.000 CAD/USD	7
Short-term (< 1 year)	US$30	2016	1.402 CAD/USD	(2)

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(7)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	2
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$40

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

The components of risk management gain (loss) were as follows:

	Three months ended March 31
	2016	2015	% change
Realized
Settlement of commodity contracts/assignment	$38	$11	>100
Monetization of commodity contracts	2	18	(88)
Settlement of foreign exchange contracts	—	2	(100)
Monetization of foreign exchange contracts	32	44	(27)

Total realized risk management gain (loss)	72	75	(4)

Unrealized
Commodity contracts	(2)	(25)	(92)
Electricity swaps	1	(4)	>(100)
Crude oil assignment	(1)	(3)	(67)
Foreign exchange contracts	(46)	6	>(100)
Cross-currency swaps	(16)	3	>(100)

Total unrealized risk management loss	(64)	(23)	>100

Risk management gain	$8	$52	(85)

In the first quarter of 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and unwound AECO swap contracts totalling 14,100 mcf per day.

Outlook

Due to strong well performance and production results, the Company’s annual production guidance between 60,000 – 64,000 boe per day remains unchanged after the effect of the property dispositions closed during the first quarter of 2016 and the Slave Point disposition that was closed in April 2016. Additionally, as a result of successful cost savings initiatives and production results in the first quarter of 2016, the Company is reducing its annual operating cost per boe target to $17.00 - $18.00 per boe, from $18.00 - $18.75 per boe. For 2016, the Company’s exploration and development capital expenditures budget of $50 million and G&A per boe of $2.50 - $2.90 remain unchanged, as previously disclosed in its January 28, 2016 press release.

This outlook section is included to provide shareholders with information about Penn West’s expectations as at May 13, 2016 for production, exploration and development capital expenditures, operating costs per boe and G&A per boe in 2016 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels, production, operating cost and G&A expenditures performance for 2016, including fluctuations in commodity prices and its ongoing asset disposition program.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	12	0.02
Liquids production	1,000 bbls/day	13	0.03
Price per mcf of natural gas	$0.10	4	0.01
Natural gas production	10 mmcf/day	2	—
Effective interest rate	1%	7	0.01
Exchange rate ($US per $CAD)	$0.01	3	0.01

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2016	2017	2018	2019	2020	Thereafter
Long-term debt	$209	$223	$353	$657	$248	$168
Transportation	11	11	7	7	6	8
Power infrastructure	18	8	8	8	8	7
Drilling rigs	6	7	—	—	—	—
Interest obligations	95	90	69	35	16	20
Office lease (1)	49	62	62	63	63	280
Decommissioning liability (2)	$19	$21	$20	$19	$18	$299

(1)	The future office lease commitments above are to be reduced by contracted sublease recoveries totalling $326 million.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $1.4 billion in senior notes maturing between 2016 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A in 2014. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements are subject to the satisfaction of the conditions stated in the settlement documents as well as the receipt of court approval in each of Alberta, Ontario and Quebec and in New York. There can be no assurance that these conditions will be satisfied or that the settlements will be approved by the courts. The receipt of such court approvals is dependent on a number of factors and therefore the timing thereof cannot be predicted at this time.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Equity Instruments

Common shares issued:
As at March 31, 2016 and May 13, 2016	502,162,988

Options outstanding:
As at March 31, 2016	12,518,694
Granted	18,500
Forfeited	(361,098)

As at May 13, 2016	12,176,096

Changes in Internal Control Over Financial Reporting (“ICFR”)

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on January 1, 2016 and ending on March 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Penn West utilizes the original Internal Control - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after 1 January 2019. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

The Company has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the “Contractual Obligations and Commitments section” of this MD&A.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Non-GAAP Measures

Certain financial measures including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations. Funds flow and Funds flow from operations are used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow and Funds Flow from Operations” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is Funds Flow excluding the impact of financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, the Company intends to continue to advance on its core strategies as it focuses on debt reduction and the long-term sustainability of the Company, targeting capital expenditure to be within funds flow from operations at current commodity prices, continuing to assess development plans and adjust activity accordingly, continuing to focus on cost reductions, assessing how to apply disposition proceed pre-payments during the second quarter of 2016, continuing to pursue additional asset sales as a means to further reduce debt and focus operations, continuing to work on several initiatives to further reduce debt levels, continuing to seek improvements in cost structure and debt levels to be well positioned to move forward once commodity prices recover; under “Results of Operations”, maintaining average production guidance after taking into account certain dispositions; under “Expenses - Operating”, continuing to review operations and cost structure as the Company moves forward through 2016 and maintaining previously disclosed operating costs per boe for 2016; under “General and Administrative Expenses”, anticipated range for G&A per boe for 2016; under “Depletion, Depreciation, Impairment and Accretion”, remaining committed to pursuing additional asset sales and to continue to focus on debt reduction; under “Capital Expenditures”; targeting expenditures to be largely within funds flow from operations; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; under “Liquidity and Capital Resources”, considering opportunities to reduce or diversify the debt capital structure, our belief that our actions increase the likelihood of maintaining our financial flexibility and capital programs, which supports the Company’s ability to capture opportunities in the market and execute longer-term business strategies, the anticipation that if the current low commodity price environment continues the Company will not be in compliance with certain of its existing financial covenants by the end of the second quarter of 2016, if negotiations will the lenders are successful it will mitigate the risk of default in 2016 and further into the future at prevailing commodity price levels, reducing default risk by continuing to pursue additional asset dispositions and other considerations including obtaining additional sources of capital from strategic investors, the potential of not being in compliance with financial covenants at the end of the second quarter of 2016 and therefore risk of default under the Company’s bank facility and noteholder agreements; under “Outlook”, the annual production guidance range, capital expenditure budget, annual average operating costs range per boe and G&A per boe range for 2016; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this MD&A; and under “Contractual Obligations and Commitments”, the terms and conditions of our class action settlement and being subject to the satisfaction of conditions stated in the settlement documents as well as court approvals in certain jurisdictions. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PENN WEST FIRST QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 21